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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Butler International Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

123649105
(CUSIP Number)

Charles Jobson c/o One International Place, Suite 2401 Boston, MA 02110 (617) 526-8960
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	123649105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles Jobson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

613,569

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

613,569

10.	SHARES DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

613,569

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	123649105

Item 1.	Security and Issuer.

This statement relates to the shares of common stock, $0.001 par value ("Common Shares"), of Butler International, Inc., a Maryland corporation (the "Company"), with principal executive offices at 110 Summit Avenue, Montvale, New Jersey, 07645.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Charles Jobson.

(b)-(c) Mr. Jobson’s business address is One International Place, Suite 2401, Boston, MA 02110.

(d)-(e)     During the last five years, Mr. Jobson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding such reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Jobson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Personal Funds

Item 4.	Purpose of Transaction.

On August 23, 2006, Mr. Jobson and another stockholder filed a complaint, on behalf of themselves, and as a class action on behalf of all the Company’s stockholders, against the Company and its board of directors (the “Directors”), asserting that the Directors breached their fiduciary duty to shareholders by approving financing transactions that (i) entrench Edward M. Kopko, the Company’s President, Chief Executive Officer and Chairman of the Board, in the Company, (ii) disenfranchise the shareholders of the Company, and (iii) dilute the Common Shares of the Company’s shareholders.  Among other things, the complaint seeks to preliminarily and permanently enjoin the Company from closing on the loans set forth in the Securities Purchase Agreement, dated June 30, 2006, between the Company and LLCP (the “Securities Purchase Agreement”).  Under the Securities Purchase Agreement, the Company also granted LLCP a warrant to purchase 8.1%, or 1,041,254 Common Shares, of the Company.  The complaint seeks to declare the issuance of the warrant to LLCP null and void and ultra vires.

Mr. Jobson reserves the right to acquire additional Common Shares at any time and from time to time in the open market or otherwise. In addition, Mr. Jobson may dispose of all or any portion of the Common Shares at any time from time to time in the open market or otherwise.

Except as described above, Mr. Jobson does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)
Mr. Jobson is the direct beneficial owner of 613,569 common shares.  This constitutes approximately 4.8% of the common shares outstanding.

Percentage beneficial ownership is calculated based on 12,839,392 Common Shares outstanding, as of September 30, 2007 represented by the Company in the 10-Q filed by the Company with the Securities and Exchange Commission on October 15, 2007.

(b)	Charles Jobson has:

(1) Sole power to vote or to direct the vote of:

613,569 Common Shares

(2) Shared power to vote or to direct the vote of:

0 Common Shares

(3) Sole power to dispose or to direct the disposition of:

613,569 Common Shares

(4) Shared power to dispose or to direct the disposition of:

0 Common Shares

	(c)	Mr. Jobson has not effected any transactions in common shares during the past sixty days.

(d)
Except as described herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities covered by this Schedule 13D

	(e)	Mr. Jobson ceased being a reporting person on October 15, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, Mr. Jobson does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with another reporting person or any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2007
(Date)

/s/ Charles Jobson
(Signature)

Charles Jobson
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SK 03608 0003 815742